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03050242

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Black Mountain Minerals

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

FILE NO. 82- 2218   FISCAL YEAR 11-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S* *(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL* *(OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 4/24/03

82-2218

AR/S
11-30-02

BLACK MOUNTAIN MINERALS INC.

FINANCIAL STATEMENTS
AND REPORT
AS AT NOVEMBER 30, 2002

AUDITOR'S REPORT

January 11, 2003
Toronto, Ontario

To the Shareholders of Black Mountain Minerals Inc.

I have audited the balance sheets of Black Mountain Minerals Inc. as at November 30, 2002 and 2001 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Stewart Wright
Chartered Accountant

BLACK MOUNTAIN MINERALS INC.
(Incorporated Under the Laws of the Province of Ontario)
BALANCE SHEETS AS AT NOVEMBER 30

		2002		2001
ASSETS				
Current				
Cash and short term investments	$	198,010	$	249,372
Accounts receivable		4,631		8,058
		202,641		257,430
Oil and gas interests (Note 5)		1		1
Mining claims and deferred exploration expenditures (Note 4)		1		1
	$	**202,643**	$	**257,432**
LIABILITIES				
Current				
Accounts payable	$	4,742	$	3,931
SHAREHOLDERS' EQUITY				
Stated capital (Note 6)		1,059,368		1,059,368
Deficit		(861,467)		(805,867)
		197,901		253,501
	$	**202,643**	$	**257,432**

See Notes To Financial Statements

On Behalf Of The Board:

James D. McCannell, Director

Gordon R. Wilton, Director

BLACK MOUNTAIN MINERALS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED

		2002		2001
Administrative				
Accounting and corporate services	$	9,180	$	29,000
Shareholder relations		12,839		13,665
Legal and audit fees		5,750		6,195
Management fees		24,000		24,000
Director's fees		2,250		2,250
Miscellaneous		3,450		3,792
		57,469		78,902
Less: interest income and other income		(1,869)		(8,769)
Net loss for the year		55,600		70,133
Deficit at the beginning of the year		805,867		735,734
Deficit at the end of the year	$	**861,467**	$	**805,867**
Loss per share	$	**0.01**	$	**0.01**
Weighted Average Number of Shares Outstanding		5,753,957		5,753,957

BLACK MOUNTAIN MINERALS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED

		2002		2001
Cash flows from operations				
Net (loss) for the year	$	(55,600)	$	(70,133)
Net change in working capital excluding cash				
Decrease (increase) in accounts receivable		3,427		(2,440)
Increase (decrease) in accounts payable		811		(972)
Increase (decrease) in cash		(51,362)		(73,545)
Cash at the beginning of the year		249,372		322,917
Cash at the end of the year	$	**198,010**	$	**249,372**

Represented by:				
Cash	$	10,995	$	4,193
Short term investments		187,015		245,179
	$	**198,010**	$	**249,372**

See Notes To Financial Statements

Note 1

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Accounting Policies

Administrative Expenditures

Administrative expenditures are charged to operations in the current year.

Financial Instruments

The Company's financial instruments include cash and short-term investments, advances, accounts receivable, and accounts payable. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

The short-term investments consist of a GIC in the amount of $ 187,000 with an interest rate of 0.85% maturing on December 3, 2002.

Loss Per Share

The loss per share figure has been calculated using the weighted average number of shares outstanding during the year. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.

Note 2

Income Taxes
The Company's income tax expense for the current and prior year is nil. There are no future income tax assets or liabilities that have been recognized.

		2002		2001
Loss before income taxes	$	(55,600)	$	(70,133)
Income tax recovery at combined federal and provincial rate of 44.6%		(24,798)		(31.279)
Tax benefit not recognized		24,798		31.279
Actual income tax expense	$	-	$	-

As at November 30, 2002 the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

Year of Expiry		
2004		46,000
2006		68,000
2006		67,000
2007		49,000
2008		70,000
2009		55,000
	$	335,000

Note 4

Mining Claims and Related Expenditure

Brackin Township, Ontario
The Company holds a 100% interest in 4 patented mining claims located in Brackin Township, in the Province of Ontario. These claims are being carried at the nominal value of $1.

Note 5

Oil and Gas Interest
The Company holds a 75% net revenue interest in a certain oil and gas lease located in Camden Gore Township, Kent County, Ontario. The interest is subject to 25% gross overriding royalties. The property is being carried at the nominal value of $1.

Note 6

Stated Capital

Authorized:
Unlimited common shares
Unlimited preference shares
issuable in series

Common Shares			
Balance November 30, 2001 and 2002	5,753,957	$	1,059,368

Note 7

Related Party Transactions
During the period ended November 30, 2002 a company was paid the sum of $24,000 ($24,000-2001) as management fees. A major shareholder of the Company is related to this company. A company controlled by a Director of the Company was paid $6,449 for printing and mailing the Company's annual report.
These transactions were measured at the exchange amounts.

Note 8

Loss Per Share

		2002		2001
		Shares		Shares
Balance November 30,		5,793,957		5,793,597
Loss per share				
Numerator:				
Net earnings (loss) for the period	$	(55,600)	$	(70,133)
Denominator:				
Weighted average number of shares		5,753,597		5,793,597
Basic and diluted earnings (loss) per share	$	(0.01)	$	(0.01)

No options were granted, exercised or expired during the current or previous year. There were no options outstanding as November 30, 2002 or 2001

Note 9

Segmented Information
The Company has no reporting operating segments. Amounts disclosed in the financial statements for assets and liabilities, revenue, and loss for the year relate to administrative activities only.